Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202408

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 2, 2015)

Dividend Reinvestment and Direct Stock Purchase Plan

This prospectus supplement, dated January 13, 2017, updates and supplements the F.N.B. Corporation dividend reinvestment and direct stock purchase plan prospectus dated March 2, 2015.

Change of Plan Administrator

Effective January 13, 2017, Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) has been appointed the new plan administrator for our dividend reinvestment and direct stock purchase plan. You may contact Broadridge at the following address, website and telephone number:

Broadridge Corporate Issuer Solutions, Inc.

P.O. Box 1342

Brentwood, New York 11717

Overnight Mail

Broadridge Corporate Issuer Solutions, Inc.

Attn: IWS

1155 Long Island Avenue

Edgewood, New York 11717

Telephone

1-844-877-8750 (Inside U.S. and Canada)

1-720-414-6883 (Outside U.S. and Canada)

Website:

www.shareholder.broadridge.com/FNB

Please use the contact information above in lieu of any references in the accompanying prospectus to contact information for Computershare Trust Company, N.A., our prior plan administrator. When contacting Broadridge, please include your account number and the registration of your shares on all correspondence and a telephone number where you can be reached during business hours.

Investing in our common stock involves risks. Before buying our common stock, you should refer to the risk factors in our periodic reports, in any prospectus supplement to the prospectus and in other information that we file with the Securities and Exchange Commission. See ‘‘Risk Factors’’ on page 3 of the accompanying prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Additional information relating to changes to our dividend reinvestment and direct stock purchase plan is set forth on the following pages of this prospectus supplement.

Updated Fee Schedule

The following plan service fees are subject to change from time to time by Broadridge. When a fee is assessed, Broadridge will deduct the applicable fees from either cash being held pending investment or proceeds from a sale.

Enrollment Fee	No charge
Purchase of shares	No charge
Reinvestment of dividends	No charge
Optional cash investments via check or automatic investment	No charge
Safekeeping, in book entry form, of stock certificates	No charge
Certificate issuance	No charge
Sale of shares (partial or full)
Batch order sales fee	$10 plus, $0.03 per common share
Market order sales fee*	$25 plus, $0.03 per common share
Day limit order sales fee*	$25 plus, $0.03 per common share
GTC limit order sales fee*	$25 plus, $0.03 per common share
Historical Research Fee	$25.00
Replacement Check Fee	$15.00
Returned checks and failed electronic funds due to insufficient funds, stop pay orders, closed accounts, etc. (see “Insufficient Funds Assessments” below)	$30.00
Original statements	No charge
Duplicate statements:
Current year statements	No charge
Statements for prior calendar year periods	$25 flat fee per request

*See “Changes to Procedures for Selling Shares Under the Plan” on page 3 of this prospectus supplement.

All per share fees include any brokerage commissions Broadridge is required to pay. The applicable fees will be deducted from proceeds from a sale. We may change the fees assessed on participants at any time. We will give you notice of any fee increase before the increase becomes effective with respect to you.

Insufficient Funds Assessments. A fee will be assessed for any check that is returned or any electronic funds transfer that fails due to insufficient funds, stop pay order, closed account or due to other failure. By enrolling in our plan, you agree that in the event Broadridge purchasers shares on your behalf and your payment for the shares fails due to insufficient funds, stop pay order, closed account or other failure, Broadridge may sell any shares held in your plan account in an open market transaction in order to collect the insufficient funds assessment and to recover any transaction costs and losses incurred by Broadridge in purchasing the shares.

Changes to Procedures for Purchasing Shares Through the Plan

See “Purchase of Shares Through the Plan” on page 6 of the accompanying prospectus for information regarding the procedures for purchasing shares through our plan, including through dividend reinvestment or optional cash investments. Under our plan, directions to purchase shares on a specific day or at a specific price cannot be accepted. The actual purchase date or price paid for any shares purchased through our plan cannot be guaranteed.

You may change your dividend reinvestment election at any time by notifying Broadridge. For a particular dividend to be reinvested, your notification must be received at least five days prior to the record date for that dividend (the record date is normally two weeks prior to the dividend payment date).

In addition, the information under “Pricing of Shares Purchased in the Open Market” on page 6 of the accompanying prospectus is updated to provide as follows:

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Pricing of Shares Purchased in the Open Market. Broadridge may combine plan participant purchase requests with other purchase requests received from other plan participants and may submit the combined purchase requests in bulk to Broadridge’s broker as a single purchase order. Purchase requests may be combined, at Broadridge’s discretion, according to one or more factors such as purchase type (e.g., dividend reinvestment, one-time ACH, check, etc.), request date, or request delivery method (e.g., online, regular mail, etc). Broadridge will submit bulk purchase orders to its broker as and when required under the terms of the plan. Broadridge’s broker may execute each bulk purchase order in one or more transactions over one or more days, depending on market conditions. Each participant whose purchase is included in each bulk purchase order will receive the weighted average market price of all shares purchased by Broadridge’s broker for such order.

Changes to Procedures for Receiving Cash Dividends on Your Plan Shares and Net Sales Proceeds on the Sale of Your Shares Held Under the Plan

You may have all of your cash dividends remitted to you by check, via U.S. mail, or by automatic deposit in your U.S. bank account. In addition, you may have the net proceeds of any sale of your shares held under the plan remitted to you by check, via U.S. mail, or by automatic deposit in your U.S. bank account.

As an added security measure, Broadridge may apply a five business-day hold period to the initial association of banking account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions.

Changes to Procedures for Selling Shares Held Under the Plan

See “Sale of Shares Held Under the Plan” on page 7 of the accompanying prospectus for information regarding the procedures for selling your shares held through our plan.

Effective January 13, 2017, batch order sales will be the sole option for selling your shares held through our plan. Broadridge will retain the associated administration fee and forward all associated broker fees to the appointed broker. See “Batch Order” on page 8 of the accompanying prospectus for additional information.

We expect that one or more of the additional sales options described in the accompanying prospectus (market orders, day limit order and good-til cancelled limit orders) will become available in the future. We will provide notice to participants at the time any of these other sales options become available again under our plan.

In addition, effective January 13, 2017, international currency exchange services to convert your sale proceeds to your local currency are not available through the plan administrator.

Gifts or Transfers of Shares to Another Person’s Plan Account

See “Gifts or Transfers of Shares to Another Person’s Plan Account” on page 11 of the accompanying prospectus for information regarding the procedures for giving or transferring your shares to another person’s plan account.

If you need additional assistance, please call Broadridge at 1-844-877-8750 (inside U.S. and Canada) or 1-720-414-6883 (outside U.S. and Canada).

Enrollment

See “Enrollment” on page 4 of the accompanying prospectus for information regarding the procedures for enrolling in our plan. Your account will be established and initial shares will be purchased for you within five business days after Broadridge’s receipt of your funds. Broadridge must receive funds for optional investments no later than two business days before any investment date. No interest will be paid on funds held by Broadridge pending investment. See “Purchase of Shares Through the Plan” on page 6 of the accompanying prospectus and “Independent Broker” on page 10 of the accompanying prospectus for additional information.

Withdrawal from Plan

See “Issuance of Certificates/Withdrawal from Plan” on page 12 of the accompanying prospectus for information regarding your ability to withdraw from our plan. You can withdraw all or some of the shares from your plan account by notifying Broadridge by telephone at 1-844-877-8750 or in writing to the address listed on the cover page of this prospectus supplement.

If a notice of termination from the plan is received near a record date for a plan account whose dividends are to be reinvested, Broadridge, in its sole discretion, may either distribute such dividends in cash or reinvestment them in shares on your behalf. In the event reinvestment is made, Broadridge will process the termination as soon as practicable.

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